

# Offering Statement for HC Anderson Roofing Company, Inc. ("HC Anderson Roofing Company")

HC Anderson Roofing Company, Inc. ("HC Anderson Roofing Company, Inc.," the "Company," "we," or "us"), a Illinois Corporation incorporated on May 26th 1998, is holding the following offering:

**The company is issuing promissory notes to investors and interests will be sold in increments of $1.00.**

**Offering Minimum:** $10,000 | 10,000 interests
**Offering Maximum:** $2,000,000 | 2,000,000 interests
**Type of Security Offered:** Debt
**Minimum Investment Amount (per investor):** $5,000 | 5,000 interests
**Interest Rate:** 16% for investment between $5,000-$49,999, 18% for investments between $50,000-$149,999, and 20% for investments of $150,000+

**Maturity:** 24 months
**Payments:** Monthly
**Security Interest:** Secured (See Section 5 of Subscription Agreement in Exhibit C)
**Personal Guaranty:** Guaranteed (See Section 6 of Subscription Agreement in Exhibit C)
**First Payment:** 30 days after the campaign end date.

*The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $5,000.00. The Company must reach its Target Offering Amount of $10,000.00 by April 25, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be* *sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.*

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

**Cautionary Note Concerning Forward-Looking Statements**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**About This Form C**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR

THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the companies SEC filings here:

https://hcandersonroofing.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

# The Company

**Issuer Information**

H.C. Anderson Roofing Company, Inc.

12388 Old River Road, Rockton, Illinois 61072

# Eligibility

**The following are true for HC Anderson Roofing Company, Inc.**:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
No.

# Directors, Officers and Promoters of the Company

**The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

<u>**Employee Name and Title**</u>
<u>**Brandon E Schlichter, Owner**</u>

Brandon Schlichter: Owner

Mr. Schlichter's primary position is with InvestmentJoy

**Employee Background**

Brandon Schlichter is an American Investor focused on small traditional businesses. He and his partners fund, acquire, and operate car washes, laundromats, storage facilities, real estate, and other companies. He maintains the delicate balance of running a high growth work environment while also being a family man dedicated to his wife and five children. Partnerships and an incredible team have allowed him to scale from just a few small rentals to now operating several both large and profitable businesses across different industries.

He is a creator with over 5 million subscribers under the name InvestmentJoy. The content follows his growth in different business ventures and along the way shows others how to replicate his success. Beyond the public content, he provides direct consulting, course training, and coaching with his team. This is all focused on enabling the next generation of business owners to land their first big break and scale just like Brandon. Through all the content, he is solely focused on providing value and expanding opportunities for business owners as the economic landscape continues to evolve.

Brandon is always on the lookout for that next opportunity. He's always ready to work with new companies who have novel solutions which provide value to his viewers. As a team, we love working with companies that provide a real measurable ROI to the end users. He is often approached by funding entities looking for opportunities in his & adjacent deals. We are actively working to find ways to bridge that gap between our business operators and interested funding providers.

**3-Year Work History**

HC Anderson Roofing Company, Inc | Owner | Apr 2024 – Present

InvestmentJoy | Founder and CEO | Oct 2019 – Present (primary position)

Mid Ohio Rentals and Realty | Founder and CEO | July 2013 – Present

# Principal Security Holders

**Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

**<u>Principal Security Holder Name</u>**

Brandon Schlichter

**Securities**

1,000,000

**Security Class**

Class A Common Stock

**Voting Power**

100%

# Business and Anticipated Business Plan

**Business of the issuer and the anticipated business plan**

**Background:**

**H.C. Anderson Roofing Company** is a trusted commercial roofing contractor proudly serving Illinois and Wisconsin for over 27 years. Founded on the principles of quality workmanship, safety, and value, the company has built a strong reputation across the Rock River Valley and beyond as a leader in flat and low-slope commercial roofing systems.

We specialize in the installation, repair, and replacement of TPO, EPDM, and PVC membrane roofs, as well as retrofit metal roofing systems. As a certified Duro-Last Elite Contractor and licensed union contractor with Roofers Local 11, our team of skilled professionals follows strict manufacturer guidelines and safety standards on every project. Our work can be found on warehouses, industrial facilities, schools, churches, government buildings, retail centers, restaurants, and offices throughout a 100-mile service area based out of Rockton, IL.

As a family-owned and operated business, H.C. Anderson Roofing stands apart through manufacturer-direct pricing, union-backed labor, and industry-leading warranties—including No Dollar Limit (NDL) guarantees. Our mission is simple: deliver superior value to commercial and public sector clients by combining expert craftsmanship, trusted materials, and transparent pricing. With nearly three decades of performance and a renewed focus on expansion, H.C. Anderson Roofing is well-positioned for continued growth in the Midwest commercial roofing market.

**Problem:**

**Commercial buildings across the Midwest face serious challenges maintaining roof integrity due to aging infrastructure, harsh weather conditions, and a shortage of qualified, affordable roofing contractors.**

- **Aging Roof Infrastructure**: Thousands of commercial, industrial, and public buildings in Illinois and Wisconsin have outdated or failing roofing systems. Many of these structures were built decades ago and now require complete roof replacement or major repairs.
- **Weather Exposure**: The Midwest's extreme weather—heavy snow, ice, heat, and wind—causes significant wear and tear on flat and low-slope roofing systems. Businesses need durable, energy-efficient solutions that protect their assets year-round.
- **Lack of Skilled Labor**: The commercial roofing industry faces a labor gap. Many contractors struggle to find qualified roofers, leading to poor installation, safety issues, and short-lived results.

- **High Costs & Limited Transparency**: Commercial roofing is often seen as expensive and opaque. Many businesses are burdened by high contractor markups, limited warranty coverage, and inconsistent service quality.
- **Limited Access to Trusted, Certified Contractors**: Facility managers and business owners want to work with licensed, insured, and certified contractors—but often lack access to providers who meet those standards and can deliver on both quality and cost-efficiency.

H.C. Anderson Roofing addresses these pain points directly by combining decades of experience, union-backed skilled labor, manufacturer-direct pricing, and industry-leading warranties—all with a focus on safety, efficiency, and long-term value for commercial clients. Let me know if you'd like a version that's even more tailored for private equity or institutional investors.

**Solution:**

**H.C. Anderson Roofing Company delivers expert, affordable, and long-lasting commercial roofing solutions backed by union craftsmanship, manufacturer certifications, and nearly 30 years of proven performance.**

✅**Skilled Union Labor**
We are a certified contractor with Roofers Union Local 11, ensuring that every project is completed by highly trained professionals who follow strict safety and quality standards. This eliminates labor shortages and reduces costly installation errors.

✅**Manufacturer-Certified Systems**
We are certified installers for Duro-Last, TPO, EPDM, and modified bitumen roofing systems—offering industry-leading warranties, including **No Dollar Limit (NDL)** guarantees that provide maximum protection for our clients.

✅**Manufacturer-Direct Pricing**
Our strong supplier relationships and direct-buying model allow us to pass cost savings to customers while maintaining high material quality—delivering the best value in the market.

✅**Efficient, Scalable Operations**
With a 100-mile service area and centrally located warehouse in Rockton, IL, we can serve both small businesses and large industrial clients quickly and cost-effectively. We leverage modern equipment and streamlined project management to keep costs down and timelines tight.

✅**Trusted Regional Reputation**
With an A+ BBB rating and decades of successful installations across Illinois and Wisconsin, we are a go-to provider for commercial, industrial, and public sector roofing needs. Our reputation drives inbound referrals and repeat business.

✅**Leadership with Vision**

Under new ownership by Brandon Schlichter, we are executing a strategic plan to grow market share, invest in workforce development, and expand service offerings. Brandon's experience in scaling service businesses and content-driven marketing provides a competitive edge in brand visibility and customer acquisition.

**Business Model:**

H.C. Anderson Roofing operates as a **family-owned, union-backed commercial roofing contractor** providing a wide range of high-quality, affordable roofing services across Illinois and Wisconsin. Our business model is built around a combination of **specialized services, cost-efficiency, and strong relationships with both clients and manufacturers**, which enable us to provide lasting value while maintaining profitable, sustainable growth.

**Key Revenue Streams**
1. **Commercial Roof Replacement & Repair**
   - **Primary Offering**: We provide **full roof replacements** for aging commercial, industrial, and public sector buildings. This includes removing old roofing systems and installing high-quality membranes like **Duro-Last PVC**, **TPO**, and **EPDM** to ensure superior durability and energy efficiency.
   - **Repair Services**: We offer **commercial roof repair services**, including patching leaks, restoring membrane integrity, and reinforcing roof structure to extend the lifespan of existing roofs.
2. **New Roof Construction**
   - **New Build Projects**: We work with construction companies and developers to install **new roofs** for commercial and industrial properties, ensuring they meet both the building code requirements and the specific needs of each structure, including **flat roofing** and **low-slope systems**.
3. **Duro-Last Certified Contracts**
   - As a **Duro-Last Elite Contractor** in 2025, we specialize in installing and maintaining **Duro-Last PVC roofing systems**, a high-performance, low-maintenance solution with a **No Dollar Limit** warranty. This exclusive certification allows us to offer a premium service for long-term, energy-efficient roofing needs.
4. **Flat Roof Specialists**
   - Our team has extensive expertise in **flat roofing** systems, including **TPO**, **EPDM**, and **modified bitumen membranes**. We offer these roofing options for warehouses, industrial facilities, schools, government buildings, retail centers, and more. Our specialized knowledge in this area enables us to address the unique needs of flat-roofed buildings, ensuring reliable and cost-effective solutions.
5. **Retrofit Metal Roofing**
   - **Retrofit and upgrade** of existing metal roofs is another core service. We enhance or replace damaged metal roofing systems with modern, durable, and energy-efficient solutions, significantly improving the lifespan and performance of metal roofs.

6. **Roof Inspections & Preventative Maintenance**
    - Offering **free roof inspections** and detailed **preventative maintenance programs**, we help businesses identify potential roofing issues before they become costly problems. Regular inspections are essential to maintaining a healthy roof, reducing unexpected repair costs, and ensuring long-term performance.
7. **Emergency Roof Repairs**
    - We provide **24/7 emergency roof repair services**, addressing urgent leaks or damage caused by severe weather, structural failures, or accidents. Quick response times and reliable solutions are key to protecting commercial assets and minimizing business disruptions.

**Market Projections:**

The commercial roofing industry in the Midwest is projected to grow steadily, driven by aging buildings, increasing demand for energy-efficient roofing, and the need for durable solutions in harsh climates. H.C. Anderson Roofing is poised to capture significant market share, especially with the rise in **flat roofing** and **low-slope systems**. With expanded service offerings and new leadership, the company anticipates **major growth** in both revenue and geographic reach over the next 3–5 years.

# Risk Factors

**Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.**

## Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

## Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the

Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

## Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

## The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

## We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

**The Company's success depends on the experience and skill of its manager and other key personnel.**

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

**Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people**

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

**Damage to our reputation could negatively impact our business, financial condition and results of operations.**

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

### Risks Related to the Offering

**The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

*You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of* *compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.*

## Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

## The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

## The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

## The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

## The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

## The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

## Risks Related to the Securities

**The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

**Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.**

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

**Investors will have no right to control the Company's operations.**

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

**Investors will not be entitled to any inspection or information rights other than those required by law.**

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.**

*The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.*

**The Securities may be significantly diluted as a consequence of subsequent equity financings.**

*The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions* *that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.*

**The Securities may be substantially different from other equity securities offered or issued by the Company.**

*The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.*

**In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.**

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

**There is no guarantee of a return on an Investor's investment.**

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

# The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | N/A - Debt |
| **Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)** | 1,000,000 Class A Common Stock |
| **Maximum Amount of the Securities Offered** | N/A - Debt |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)** | 1,000,000 Class A Common Stock |
| **Investment Increment** | $1.00 |
| **Minimum Individual Purchase Amount** | $5,000.00 |
| **Offering Deadline** | April 25, 2026 |
| **Use of Proceeds** | See Question 8 |
| **Voting Power** | See Question 13 |

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

HC Anderson Roofing Company, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.75% of the value of the securities sold through Regulation CF as well as a $3,000 listing fee. The issuer is also responsible for reimbursing PicMii for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000.00 and $2,000,000.00 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000.00, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000.00, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

**Offering Purpose:**
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

**Use of Proceeds:**

| | % of Capital if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Capital if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| PicMii Portal Fee | 3.75% | $375.00 | 3.75% | $75,000.00 |
| Operating Capital | 96.25% | $9,625 | 96.25% | $1,925,000.00 |
| Total | 100% | $10,000.00 | 100% | $2,000,000.00 |

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

**How will the issuer complete the transaction and deliver securities to the investors?**

Manage Own Records - The Company will be managing their records on their own. Stock ownership is recorded in the Company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

**How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

**Can the company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

**12. Describe the terms of the securities being offered.**

**The company is issuing promissory notes to investors and interests will be sold in increments of $1.00.**

**Offering Minimum:** $10,000 | 10,000 interests
**Offering Maximum:** $2,000,000 | 2,000,000 interests
**Type of Security Offered:** Debt
**Minimum Investment Amount (per investor):** $5,000 | 5,000 interests
**Interest Rate:** 16% for investment between $5,000-$49,999, 18% for investments between $50,000-$149,999, and 20% for investments of $150,000+

**Maturity:** 24 months
**Payments:** Monthly
**Security Interest:** Secured (See Section 5 of Subscription Agreement in Exhibit C)
**Personal Guaranty:** Guaranteed (See Section 6 of Subscription Agreement in Exhibit C)
**First Payment:** 30 days after the campaign end date.

*The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $5,000.00. The Company must reach its Target Offering Amount of $10,000.00 by April 25, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.*

**13. Do the securities offered have voting rights? Voting Rights and Proxy:**

No. The issuer is offering a debt raise which does not include equity in the company. Therefore, the investors will not have voting rights.

**14. Are there any limitations on any voting or other rights identified above?**

See Question 13.

**15. How may the terms of the securities being offered be modified?**
The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes.

# Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

**16. Material terms of any outstanding securities or classes of securities of the issuer.**

| Class of Security | Amount Authorized | Amount Outstanding | Reserved Options | Convertible Note/SAFEs | Voting Rights |
|---|---|---|---|---|---|
| Class A Common Stock | 1,000,000 | 1,000,000 | N/A | N/A | Yes |
| Class B Common Stock | 1,000,000 | 0 | N/A | N/A | No |

# Options, Warrants and Other Rights

**17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Investors should understand that the rights of the debt securities being offered may be materially limited, diluted, or qualified by the rights of other debt or equity securities the company may issue in the future. If the company incurs additional debt in the future, that debt may be issued with terms that give it a higher priority of repayment than the debt offered in this offering (commonly referred to as "senior debt"). In such a case, repayment of this debt could be delayed, reduced, or, in the event of the company's insolvency, eliminated entirely.

Future debt may also be secured by company assets, giving those lenders a claim on specific collateral ahead of your claim. If the company defaults, senior or secured lenders may be repaid in full before any repayment is made to holders of this debt.

Additionally, because the company's equity holders control major corporate decisions — including whether to take on more debt, sell assets, or distribute cash — their decisions could affect the company's ability to make timely payments to you. Equity holders could approve additional borrowings, asset sales, or expenditures that increase the company's obligations or reduce the funds available for repayment.

In short, while debt holders generally have a right to be repaid before equity holders receive any distributions, the priority, security, and collectability of your investment can be materially affected by future financings or decisions made by the company's management and equity holders.

**18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Yes, the owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

**19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

**21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Holders of the debt securities being offered will not have any ownership interest in the company and therefore will not have voting rights or the ability to influence the management or strategic direction of the company. All decisions regarding the company's operations, finances, and future debt or equity issuances will be made by the company's equity holders and management, whose interests may not align with those of debt holders.

Because debt holders do not control or significantly influence company decisions, equity holders could take actions that increase the company's financial obligations, dispose of assets, or otherwise affect the company's ability to repay the debt. In addition, if the company experiences financial distress, equity holders and management will control any restructuring or liquidation decisions, which may result in repayment terms that are less favorable to you or, in extreme cases, no repayment at all.

As a result, purchasers of these securities will be relying entirely on the company's management and equity holders to operate the business in a manner that supports timely repayment of the debt.

**22. What are the risks to purchasers associated with corporate actions including:**

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The issuance of additional debt securities in the future could materially and adversely affect the rights of investors in this offering. If the company issues new debt with higher repayment priority ("senior debt") or that is secured by company assets, repayment of this debt could be delayed, reduced, or eliminated entirely in the event of financial distress. Additional debt may also increase the company's total obligations and reduce its ability to meet payment obligations under these securities.

If the company issues additional equity securities, the equity holders will continue to control the company's operations and may authorize transactions, dividends, or expenditures that reduce cash available for debt repayment.

If the company repurchases its own securities (either debt or equity), this may reduce available working capital, limiting funds needed for operations, marketing, growth, or repayment obligations. Reduced liquidity can increase the risk of delayed or missed payments to investors in this offering.

A sale of the company or substantially all of its assets could impact repayment of these debt securities. The proceeds from any such sale may be used first to satisfy obligations to other creditors with higher priority, and remaining proceeds may be insufficient to repay these securities in full. Additionally, sale proceeds may not be in cash, but in illiquid securities or other consideration that may not be readily marketable.

Transactions with related parties — including borrowing from or selling assets to shareholders, officers, directors, or their affiliates — may not be conducted on terms favorable to debt holders. Such transactions could increase company obligations, reduce available assets, or otherwise impair the company's ability to repay the debt offered in this offering.

**Material terms of any indebtedness of the issuer:**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| Pathward Bank NA | $3,716,342.93 | 9.75% | 5/1/2034 |
| Pathward Bank NA LOC | 428,277.56 | 9.75% | 5/1/2026 |
| Ford Motor Company | $86,490.00 | 5.99% | N/A |
| Henry Anderson | $457,000 | 6.00% | N/A |

**24. What other exempt offerings has the Company conducted within the past three years?**

The company has not conducted any raises within the last three years.

**25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

# Financial Condition of the Issuer

**26. Does the issuer have an operating history?**

Yes.

**27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

*Revenue*
HC Anderson Roofing Company was incorporated in 1998 and has a long operating history. In 2023, the company had revenue of $5,147,755 which declined slightly in 2024 to $4,423,556.

*Expenses*

In 2023, operating expenses amounted to $1,065,791 and increased in 2024 to $1,678,777 as the general and administrative expenses increased greatly from 2023 to 2024. Marketing expenses also increased by ~$100,000 from 2023 to 2024.

*Historical results and cash flows:*
As of 2023, the Company had cash on hand in the amount of $1,834,360 which decreased to $598,964 in 2024.

*Liquidity and Capital Resources*

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
As of year-end 2024, the Company had $598,964 cash-on-hand compared to $1,834,360 in 2023. They also had assets totaling $3,670,950 in 2023 which increased significantly in 2024 to $6,679,24. The significant increase is from $4,164,278 due from a related party. The company plans to use this round to implement their new repositioned strategy.

*\*For additional information regarding the issuer's financials, please review Exhibit A.*

**28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**
See Exhibit A

**29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
**i. In connection with the purchase or sale of securities?**
**ii. Involving the making of any false filing with the commission?**
**iii. Arising out of the conduct of the business of an underwriter, broker, dealer,**

municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer?
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the

**Investment Advisors Act of 1940 or any other rule or regulation thereunder?**
**ii. Section 5 of the Securities Act?**

6.  **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7.  **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8.  **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

HC Anderson Roofing Company, Inc. answers 'NO' to all of the above questions.

# Other Material Information

**30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:**

**Audited Financials**: See Exhibit A

**Offering Page**: See Exhibit B

**Subscription Agreement**: See Exhibit C

**Articles of Incorporation**: See Exhibit D

**Bylaws:** See Exhibit E

# Exhibit A

*Audited Financial Statements (See attachment to Form C)*

# Exhibit B

*Offering Page (See attachment to Form C)*

# Exhibit C

*Subscription Agreement (See attachment to Form C)*

# Exhibit D

*Artciles of Incoporation (See attachment to Form C)*

# Exhibit E

*Bylaws (See attachment to Form C)*